SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32678; 812-14711

CION Ares Diversified Credit Fund, et al.; Notice of Application

June 13, 2017

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION:  Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares of beneficial interest

("Shares") and to impose asset-based service and/or distribution fees, and contingent deferred

sales loads ("CDSCs").

Applicants:  CION Ares Diversified Credit Fund (the "Fund") and CION Ares Management,

LLC (the "Adviser").

Filing Dates:  The application was filed on October 24, 2016, and amended on February 13,

2017, March 13, 2017, May 11, 2017, and June 6, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by

mail.  Hearing requests should be received by the Commission by 5:30 p.m. on July 8, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 3 Park Avenue, 36th Floor, New York, NY 10016.

FOR FURTHER INFORMATION CONTACT: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. The Fund is a Delaware statutory trust that is registered under the Act as a diversified, closed-end management investment company. The Fund's objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes.

2. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Fund.

3. The applicants seek an order to permit the Fund to issue multiple classes of Shares, each having its own fee and expense structure, and to impose asset-based distribution and/or service fees, and CDSCs.

4.      Applicants request that the order also apply to any other continuously offered

registered closed-end management investment company existing now or in the future for which

the Adviser or any entity controlling, controlled by, or under common control with the Adviser,

or its successors,[1] acts as investment adviser, and which provides periodic liquidity with respect

to its Shares through tender offers conducted in compliance with either rule 23c-3 under the Act

or rule 13e-4 under the Securities Exchange Act of 1934 (the "1934 Act").[2]

5.      The Fund currently issues a single class of Shares (the "Initial Class Shares").  Shares

are currently being offered on a continuous basis pursuant to a registration statement under the

Securities Act of 1933 at their net asset value per share plus the applicable sales load.  The Fund,

as a closed-end investment company, does not continuously redeem Shares as does an open-end

management investment company.  Shares of the Fund are not listed on any securities exchange

and do not trade on an over-the-counter system such as NASDAQ.  Applicants do not expect that

any secondary market will ever develop for the Shares.

6.      If the requested relief is granted, the Fund intends to offer multiple classes of Shares,

such as the Initial Class Shares and a new Share class (the "New Class Shares"), or any other

classes.  Because of the different distribution fees, shareholder services fees, and any other class

expenses that may be attributable to the different classes, the net income attributable to, and any

dividends payable on, each class of Shares may differ from each other from time to time.

7.      Applicants state that, from time to time, the Board of the Fund may create additional

classes of Shares, or may vary the characteristics described of the Initial Class and New Class

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]  The Fund and any other investment company relying on the requested relief will do so in a manner consistent with the terms and conditions of the application.  Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

Shares, including without limitation, in the following respects: (1) the amount of fees permitted by different distribution plans or different service fee arrangements; (2) voting rights with respect to a distribution plan of a class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in the Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a distribution plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the Act.

8.      The Fund will not impose an "early withdrawal charge" or "repurchase fee" on investors who purchase and tender their Shares.

9.      Applicants state that, in order to provide some liquidity to shareholders, the Fund is structured as an "interval fund" and makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, pursuant to rule 23c-3 under the Act, unless such offer is suspended or postponed in accordance with regulatory requirements.  Any other investment company that intends to rely on the requested relief will provide periodic liquidity to shareholders in accordance with either rule 23c-3 under the Act or rule 13e-4 under the 1934 Act.

10.     Applicants represent that any asset-based service and/or distribution fees will comply with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA Rule 2341") as if that rule applied to the Fund.[3]  Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A.  As is required for open-end funds, the Fund will disclose its expenses in

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[3]   Any references to FINRA Rule 2341 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

shareholder reports, and describe any arrangements that result in breakpoints in sales loads in its

prospectus.[4]  In addition, applicants will comply with applicable enhanced fee disclosure

requirements for fund of funds, including registered funds of hedge funds.[5]

11.     The Fund and the Distributor will also comply with any requirements that may be

adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction

confirmations about the costs and conflicts of interest arising out of the distribution of open-end

investment company shares, and regarding prospectus disclosure of sales loads and revenue

sharing arrangements as if those requirements applied to the Fund and the Distributor. The Fund

or the Distributor will contractually require that any other distributor of the Fund's Shares

comply with such requirements in connection with the distribution of Shares of the Fund.

12.     The Fund will allocate all expenses incurred by it among the various classes of Shares

based on the net assets of the Fund attributable to each class, except that the net asset value and

expenses of each class will reflect distribution fees, service fees, and any other incremental

expenses of that class.  Expenses of the Fund allocated to a particular class of Shares will be

borne on a pro rata basis by each outstanding Share of that class.  Applicants state that the Fund

will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment

company.

13.     The Fund does not intend to offer any exchange privilege or conversion feature, but

any such privilege or feature introduced in the future will comply with rule 11a-1, rule 11a-3,

and rule 18f-3 as if the Fund were an open-end investment company.

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[4] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[5] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.      Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be.  Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.      Section 18(c) of the Act provides, in relevant part, that a registered closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security.  Applicants state that the creation of multiple classes of Shares of the Fund may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.      Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock.  Applicants state that permitting multiple classes of Shares of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.	Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Fund to issue multiple classes of Shares.

5.	Applicants submit that the proposed allocation of expenses relating to distribution and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders.  Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options.  Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act.  Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Asset-Based Service and/or Distribution Fees

1.	Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction.  In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.      Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act.  Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Fund to impose asset-based service and/or distribution fees.  Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies, which they believe will resolve any concerns that might arise in connection with a Fund financing the distribution of its shares through asset-based service and/or distribution fees.

3.      For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants further submit that the Funds' imposition of asset-based service and/or distribution fees is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

<u>Applicants' Condition:</u>

The Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and where applicable, 11a-3 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA

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Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary